                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                         HealthPlan Services Corporation
                                (Name of Issuer)


                          Common Stock, $0.01 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    421959107
        -----------------------------------------------------------------
                                 (CUSIP Number)


                               Glenn W. Reed, Esq.
                  Executive Vice President and General Counsel
                                      UICI
                          4001 McEwen Drive, Suite 200
                               Dallas, Texas 75244
                                 (972) 392-6700

                                    Copy to:
                             Robert J. Joseph, Esq.
                            Gardner, Carton & Douglas
                       321 North Clark Street, Suite 3400
                             Chicago, Illinois 60614
                                 (312) 644-3000
 ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 5, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 421959107                                       Page 2 of __ Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                        UICI
                        I.R.S. Identification No. 75-2044750

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                                        WC/OO
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                       [ ]


-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                        Delaware
-------------------------------------------------------------------------------
            NUMBER OF               7      SOLE VOTING POWER

              SHARES                                                 3,941,499*
                                    -------------------------------------------
           BENEFICIALLY             8      SHARED VOTING POWER
                                                                             0
             OWNED BY               -------------------------------------------
               EACH                 9      SOLE DISPOSITIVE POWER

            REPORTING                                                3,941,499*

                                    -------------------------------------------
              PERSON                10     SHARED DISPOSITIVE POWER

               WITH                                                          0
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,941,499*

-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   28.8%

-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   CO

-------------------------------------------------------------------------------
              * BENEFICIAL OWNERSHIP DISCLAIMED. SEE ITEM 5 BELOW.

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                     (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

        This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of HealthPlan Services Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3501 Frontage Road, Tampa, Florida 33607.

Item 2. Identity and Background.

        (a)-(c) and (f) This statement is being filed by UICI, a Delaware corporation. The principal executive offices of UICI are located at 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.

        UICI is a diversified financial services company which offers insurance and financial services to niche consumer and institutional markets. UICI also provides technology and outsourcing solutions to the insurance and health services communities.

        As to each of the executive officers and directors of UICI, the name, business address, present principal occupation or employment and the name and principal address of any corporation or other organization in which such employment is indicated, are set forth on Schedule I hereto. Each of such persons is a citizen of the United States.

        (d) During the last five years, neither UICI nor, to the best of UICI's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, neither UICI nor, to the best of UICI's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Concurrently with entering into the Merger Agreement (defined in Item 4 below), UICI was granted the Option (defined in Item 4 below). None of the triggering events permitting exercise of the Option have occurred as of the date of this Schedule 13D. In the event that the Option becomes exercisable and UICI wishes to purchase for cash the Company Common Stock subject thereto, UICI will fund the exercise price from working capital or through other sources, which could include borrowings.

Item 4. Purpose of Transaction.

        The Company, UICI and UICI Acquisition Co., a Delaware corporation ("New UICI Sub"), have entered into an Agreement and Plan of Merger, dated as of October 5, 1999 (the "Merger Agreement"), which provides for a strategic business combination involving UICI, UICI Acquisition Co. and the Company in a merger transaction (the "Transaction"). The Transaction, which was unanimously approved by the Boards of Directors of the constituent companies, is expected to close in early 2000, shortly after all of the conditions to the consummation of the Transaction are met or waived.

        In the Transaction, New UICI Sub will be merged into the Company, with the Company as the surviving entity. As a result of the Transaction, UICI will be the parent company of the Company.

        The Merger Agreement is incorporated herein by reference to Exhibit 2 to UICI's Current Report on Form 8-K dated October 5, 1999 (the "October 5, 1999 Form 8-K"), as filed with the Securities and Exchange Commission (the "SEC") on October 7, 1999. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

        Under the terms of the Merger Agreement, New UICI Sub will be merged with and into the Company, with the Company being the surviving corporation. The Company will be a wholly-owned subsidiary of UICI. Each outstanding share of Common Stock of the Company will be canceled and converted into the right to receive a fraction of a share of common stock, par value $.0l per share, of UICI ("UICI Common Stock"). The fraction will be determined based on an exchange ratio that is, in turn, based on the average closing stock price of UICI Common Stock for a period of 20 consecutive trading days ending on the third trading day immediately prior to the effective date of the Transaction. The exchange ratio will be calculated as follows:

     Price Range of UICI Common Stock (per share)                               Exchange Ratio
     --------------------------------------------                               --------------

o    Greater than $33.00                                     $9.50 / (average price of UICI Common Stock - $3.00)
o    Less than or equal to $33.00 and greater than $30.00    .3167
o    Less than or equal to $30.00, but greater than or       $9.50 / (average price of UICI Common Stock)
     equal to $28.00
o    Less than $28.00, but greater than or equal to $23.00   .3393
o    Less than $23.00, but greater than or equal to $21.00   $9.50 / (average price of UICI Common Stock + $5.00)
o    Less than $21.00                                        .3654

        Based on the stock price of UICI on October 5, 1999, the Company's stockholders would receive .3393 shares of UICI common stock for each share of the Company's common stock they own. The Common Stock of the Company will then be delisted from the New York Stock Exchange.

        The Transaction is subject to customary closing conditions, including, without limitation, the receipt of the required shareholder approval of the Company; and the receipt of all necessary governmental approvals and the making of all necessary governmental filings, including the filing of the requisite notification with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of the applicable waiting period thereunder. The Transaction is also subject to receipt of opinions of counsel that the Transaction will qualify as a tax-free reorganization and completion of the refinancing of the Company's and UICI's bank lines of credit.

        In addition, the Transaction is conditioned upon the effectiveness of a registration statement to be filed by UICI with the SEC with respect to the UICI Common Stock to be issued in the Transaction and the approval for listing of such shares on the New York Stock Exchange. (See Article VII of the Merger

Agreement.) A Company Shareholder meeting to vote upon the Transaction will be convened as soon as practicable and is expected to be held in the fourth quarter of 1999.

        The Merger Agreement contains certain covenants of the Company regarding the conduct of the business pending the consummation of the Transaction. Generally, the Company must carry on its business in the ordinary course consistent with past practice, may not pay dividends on common stock, and may not issue any capital stock other than for the issuance of shares upon exercise of existing stock options. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness, certain increases in employee compensation and benefits, and affiliate transactions. (See Article VI of the Merger Agreement.)

        The Merger Agreement provides that, after the effectiveness of the Transaction (the "Effective Time"), James K. Murray, Jr., the current Chairman of the Board and Chief Executive Officer of the Company, will be appointed to UICI's Board of Directors. Steven K. Arnold, presently head of UICI's student health insurance division, will become President and Chief Executive Officer of the Company.

        The Merger Agreement may be terminated under certain circumstances, including:

        o       by mutual consent of the parties;

        o by either party if the merger has not become effective before March 31, 2000;

        o by either party if the Company stockholders do not approve the merger agreement and the merger;

        o by either party if any permanent injunction or action by any governmental entity preventing the completion of the merger has become final and non-appealable;

        o by either party if there has been a breach of any representation or warranty of the other party which, individually or in the aggregate, would have a material adverse affect on that other party or if there has been a breach in any material respect of any agreement or covenant to be performed and complied with by that other party under the merger agreement and the breach is not curable, or if curable, is not cured within 30 days after written notice of such breach is given to that other party by the party not in breach;

        o by UICI if the bank or financial institution under any financing commitment fails to fund the loan to UICI because of a material adverse change in the financial markets;

        o by UICI if the Company Board (x) fails to recommend approval of the merger agreement by the stockholders of the Company or withdraws or amends or modifies in a manner adverse to UICI and New UICI Sub its recommendation or approval of the merger agreement, (y) makes any recommendation with respect to an alternative acquisition other than a recommendation to reject such alternative acquisition or (z) takes any action regarding an alternative acquisition that would be prohibited by the "no solicitation" provisions of the merger agreement; or

        o by the Company if such termination is necessary to allow the Company to enter into an agreement with respect to a superior proposal (subject to prior payment of the termination fee as described below).

        If the merger agreement is terminated, the merger will be deemed abandoned and such termination will be without liability of any party under the merger agreement except for liability for breach of the merger agreement and except as set forth below in the following paragraph regarding termination fees.

        If the merger agreement is terminated by UICI because the Company Board fails to recommend approval of the merger (or withdraws or modifies its recommendation), does not reject an alternative acquisition or takes any action regarding an alternative acquisition that would be prohibited by the "no solicitation" provisions of the merger agreement, then the Company must pay to UICI within two business days after such termination, a fee of $5 million. Similarly, if the Company terminates the merger agreement in order to accept a superior proposal, then the Company must pay UICI within two business days of such termination a fee of $5 million. If the merger agreement is terminated due to the failure of the Company's stockholders to approve the merger agreement, and at or prior to the time of the failure to approve the merger agreement an alternative acquisition has been made public, and within eighteen months of such termination an alternative acquisition with any third party is completed or an agreement relating to an alternative acquisition is entered into by the Company, then the Company must pay UICI a termination fee of $5 million.

        Concurrently with entering into the Merger Agreement, the Company and UICI entered into an option agreement (the "Option Agreement") granting, for no additional consideration, an irrevocable option to purchase up to 1,500,000 shares of common stock of the Company at an exercise price of $7.375 per share (the "Option"). The Option is exercisable under specified circumstances, including if the Merger Agreement is terminated under circumstances giving rise to the payment of a termination fee by the Company as described above.

        The Option Agreement provides that, subsequent to the termination of the Merger Agreement, UICI has the right to have such shares of the Company registered under the Securities Act of 1933 for sale in a public offering.

        The Option Agreement is filed as an Exhibit to this Schedule and is incorporated herein by reference. The description of the Option Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Option Agreement.

        Concurrently with entering into the Merger Agreement, UICI also entered into Voting Agreements (the "Voting Agreements") with each of Automatic Data Processing, Inc., James K. Murray, Jr., William Bennett, Richard Parker, Shinnston Enterprises, Ltd. and Elm Grove Associates (collectively, the "Stockholders"). Pursuant to the Voting Agreements, the Stockholders granted to UICI irrevocable proxies to vote their shares in favor of the Transaction and against any proposal that would compete with the Transaction. The Stockholders also agreed not to sell, assign, pledge, transfer, or otherwise dispose of any proxies granted pursuant to the Voting Agreements. The Voting Agreements terminate upon the earliest to occur of the effective time of the Transaction or the date on which the Merger Agreement is terminated in accordance with its terms.

        The Voting Agreements are incorporated herein by reference to Exhibits 99.2-7 of UICI's Current Report on Form 8-K dated October 5, 1999 (the "October 5, 1999 Form 8-K"), as filed with the

Securities and Exchange Commission (the "SEC") on October 7, 1999. The description of the Voting Agreements set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Voting Agreements.

        Except as set forth in this Item 4, the Merger Agreement, the Option Agreement or the Voting Agreements, neither UICI nor, to the best of UICI's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a)-(b) By reason of its execution of the Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, UICI may be deemed to have sole voting and dispositive power with respect to the Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 1,500,000 shares of Common Stock, or approximately 10.98% of the Common Stock outstanding on October 5, 1999 assuming exercise of the Option. However, UICI expressly disclaims any beneficial ownership of the 1,500,000 shares of Common Stock which are obtainable by UICI upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

        By reason of entering into the Voting Agreements, UICI may be deemed to have sole voting power with respect to the Common Stock subject to the Voting Agreements and, accordingly, may be deemed to beneficially own 2,441,499 shares of Common Stock or 17.91% of the outstanding Common Stock on October 5, 1999. However, UICI expressly disclaims any beneficial ownership with respect to these shares, because the voting power is limited solely to one particular matter and does not entitle UICI to vote the shares generally.

        Except as set forth above, neither UICI nor, to the best of UICI's knowledge, any of the individuals named in Schedule I hereto, owns any Common Stock.

        (c) Except as set forth above, neither UICI nor, to the best of UICI's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

        (d) So long as UICI has not purchased the Common Stock subject to the Option, UICI does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.

        (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Merger Agreement contains certain customary restrictions on the conduct of the business of the Company pending the Transaction, including certain customary restrictions relating to the Common Stock. Except as provided in the Merger Agreement, the Option Agreement or the Voting Agreements, or as set forth herein, neither UICI nor, to the best of UICI's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangement, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        UICI (Commission File No. 0-14320) hereby incorporates into this Schedule the following exhibits by reference to the filing set forth below:

Exhibit

1. Agreement and Plan of Merger by and among UICI, UICI Acquisition Co. and HealthPlan Services Corporation dated as of October 5, 1999 (incorporated by reference to Exhibit 2 to UICI's October 5, 1999 Form 8-K)

2. Press release announcing that UICI has entered into a definitive merger agreement contemplating the acquisition of HealthPlan Services Corporation (Exhibit 99.1 to UICI's October 5, 1999 Form 8-K)

3. Voting Agreement dated October 5, 1999 between UICI and Automatic Data Processing, Inc. (Exhibit 99.2 to UICI's October 5, 1999 Form 8-K)

4. Voting Agreement dated October 5, 1999 between UICI and James K. Murray, Jr. (Exhibit 99.3 to UICI's October 5, 1999 Form 8-K)

5. Voting Agreement dated October 5, 1999 between UICI and Shinnston Enterprises, Ltd. (Exhibit 99.4 to UICI's October 5, 1999 Form 8-K)

6. Voting Agreement dated October 5, 1999 between UICI and Elm Grove Associates (Exhibit 99.5 to UICI's October 5, 1999 Form 8-K)

7. Voting Agreement dated October 5, 1999 between UICI and William Bennett (Exhibit 99.6 to UICI's October 5, 1999 Form 8-K)

8. Voting Agreement dated October 5, 1999 between UICI and Robert Parker (Exhibit 99.7 to UICI's October 5, 1999 Form 8-K)

The following exhibits are filed herewith:

9. Option Agreement, dated as of October 5, 1999, by and between UICI and the Company.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      UICI

Date     October 14, 1999             By: /s/ GREGORY T. MUTZ
                                        ---------------------------------------
                                          Gregory T. Mutz
                                          President and Chief Executive Officer

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                                     OF UICI

        The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of UICI, a Delaware corporation ("UICI"), is set forth below. If no business address is given, the director's or officer's address is UICI, 4001 McEwen Drive, Suite 200, Dallas, Texas 75244. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with UICI.


Name                                    Present Principal Occupation or Employment and Address
----                                    ------------------------------------------------------

Ronald L. Jensen                        Chairman of the Board

Gregory T. Mutz                         President and Chief Executive Officer

Richard J. Estell                       Executive Vice President and Chief Operating Officer - Insurance Division

William P. Benac                        Executive Vice President and Chief Financial Officer

Glenn W. Reed                           Executive Vice President and General Counsel

William J. Gedwed                       Executive Vice President - Insurance Marketing and Operations

Warren B. Idsal                         Vice President - Strategic Planning and Mergers and Acquisitions

Vernon R. Woelke                        Vice President and Treasurer - Chief Accounting Officer

Charles T. Prater                       Vice President - Life Insurance Operations

Steven K. Arnold                        Vice President and Chief Executive Officer of Student Insurance and Special
                                        Risk Groups

Richard T. Mockler                      Director
                                        1444 Greathouse Road, Waxahachie, Texas 75165

Patrick J. McLaughlin                   Director
                                        Managing Director of Emerald Capital Group, 100 Chetwynd Drive, Suite 202,
                                        Rosemont, Pennsylvania 19010

Stuart D. Bilton                        Director
                                        President & CEO of Chicago Trust Company, 171 North Clark Street, Chicago,
                                        Illinois 60601

George H. Lane, III                     Director
                                        Chairman and CEO of Lane Company, 5555 Glenridge Connector, Suite 700,
                                        Atlanta, Georgia 30342

                                      UICI
                                  SCHEDULE 13D
                                  EXHIBIT INDEX
Exhibit

1. Agreement and Plan of Merger by and among UICI, UICI Acquisition Co. and HealthPlan Services Corporation dated as of October 5, 1999 (incorporated by reference to Exhibit 2 to UICI's October 5, 1999 Form 8-K)

2. Press release announcing that UICI has entered into a definitive merger agreement contemplating the acquisition of HealthPlan Services Corporation (incorporated by reference to Exhibit 99.1 to UICI's October 5, 1999 Form 8-K)

3. Voting Agreement dated October 5, 1999 between UICI and Automatic Data Processing, Inc. (incorporated by reference to Exhibit 99.2 to UICI's October 5, 1999 Form 8-K)

4. Voting Agreement dated October 5, 1999 between UICI and James K. Murray, Jr. (incorporated by reference to Exhibit 99.3 to UICI's October 5, 1999 Form 8-K)

5. Voting Agreement dated October 5, 1999 between UICI and Shinnston Enterprises, Ltd. (incorporated by reference to Exhibit 99.4 to UICI's October 5, 1999 Form 8-K)

6. Voting Agreement dated October 5, 1999 between UICI and Elm Grove Associates (incorporated by reference to Exhibit 99.5 to UICI's October 5, 1999 Form 8-K)

7. Voting Agreement dated October 5, 1999 between UICI and William Bennett (incorporated by reference to Exhibit 99.6 to UICI's October 5, 1999 Form 8-K)

8. Voting Agreement dated October 5, 1999 between UICI and Robert Parker (incorporated by reference to Exhibit 99.7 to UICI's October 5, 1999 Form 8-K)

9. Option Agreement, dated as of October 5, 1999, by and between UICI and the Company.